UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ________

Commission File Number _______

ISOENERGY LTD.

(Exact name of registrant as specified in its charter)

Ontario, Canada	1090	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

217 Queen Street West, Suite 401

Toronto, Ontario

M5V 0R2

Tel: 1-833-572-2333

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Shares, no par value	ISOU	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐	Annual Information Form	☐	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes            ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes            ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

                                         ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

                             ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

     ☐

FORWARD LOOKING STATEMENTS

Certain statements in this Form 40-F of IsoEnergy Ltd. (“the Registrant” or “IsoEnergy”) constitute forward-looking information. Forward-looking information includes, but is not limited to, information with respect to: the Registrant’s future prospects and outlook; the Registrant’s planned exploration and development activities and the anticipated success of ongoing and future exploration and development activities; capital expenditures and proposed work programs at the Registrant’s mining operations; the resource estimates of the Registrant’s properties; the Registrant’s results of operations, performance and business developments; the ability of the Registrant to achieve commercial production at any of its mineral properties; contingent payments that the Registrant may be required to make in the future including potential issuances of IsoEnergy shares in connection therewith; compliance with environmental protection requirements and the implementation of policies and other measures to ensure compliance with social and environmental mandates; the future price of uranium; regulation of the nuclear energy industry; government regulation of mining operations and environmental risks. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the Registrant having no history of mineral production; negative operating cash flow and dependence on third-party financing; the price of uranium; public acceptance of nuclear energy; regulatory factors and international trade restrictions; uranium competing with other viable energy sources; mineral tenure risks; risks related to acquisitions and integration; risks related to the various option agreements that the Registrant has entered into; exploration, development and operating risks; permitting risks; risks related to there being a limited number of potential customers for the Registrant’s products; risks related to the economics of developing mineral properties and the development of new mines; health, safety and environmental risks and hazards; potential impacts of infectious diseases, including but not limited to COVID-19; foreign operations and political risks; risks related to significant shareholders; risks related to the market price of the Registrant’s shares; risks related to the Registrant’s operations in the State of Virginia; risks related to community relations; risks related to First Nations title claims and Aboriginal heritage issues; risks related to non-governmental organizations; the availability and costs of infrastructure, energy and other commodities; insurance and uninsured risks; competition risks; risks associated with tax matters; risks related to foreign mining tax regimes; risks relating to potential litigation; nature and climatic conditions; information technology risks; risks relating to the dependence of the Registrant on outside parties and key management personnel; conflicts of interest; risks related to disclosure and internal controls; risks related to global financial conditions as well as those risk factors discussed in the section entitled “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2024 incorporated by reference herein.

Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Registrant undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Registrant’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Registrant’s plans and objectives and may not be appropriate for other purposes.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

This Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Form 40-F may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. The Registrant prepares its financial statements, which are filed as exhibits to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit of its annual financial statements is subject to Canadian auditing and auditor independence standards.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.57, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value. The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Registrant and to one vote per Common Share held at meetings of the Shareholders. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Registrant, and upon liquidation, dissolution or winding-up, to share equally in such assets of the Registrant.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ISOENERGY LTD.

/s/ Graham du Preez
Name: Graham du Preez
Title: Chief Financial Officer

Date: April 23, 2025

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents
99.1	News Release dated April 23, 2025
99.2	Material Change Report dated March 24, 2025
99.3	Certificate of Amendment dated March 20, 2025
99.4	News Release dated March 19, 2025
99.5	Material Change Report dated March 5, 2025
99.6	Annual Information Form for the years ended December 31, 2024
99.7	Management’s Discussion and Analysis for the years ended December 31, 2024 and 2023
99.8	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023 (amended)
99.9	News Release dated February 18, 2025 titled “IsoEnergy and Future Fuels Complete Transaction Related to Mountain Lake Property in Nunavut”
99.10	Material Change Report dated February 14, 2025
99.11	Material Change Report dated January 24, 2025
99.12	News Release dated January 23, 2025
99.13	News Release dated January 15, 2025
99.14	News Release dated January 14, 2025 titled “IsoEnergy Commences Athabasca Basin Winter 2025 Exploration Program”
99.15	News Release dated December 19, 2024
99.16	News Release dated December 3, 2024
99.17	News Release dated November 14, 2024
99.18	Management’s Discussion and Analysis for the three and nine months ended September 30, 2024 and 2023
99.19	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2024 and 2023
99.20	Management Information Circular dated November 6, 2024 with respect to the special meeting of shareholders to be held on December 3, 2024
99.21	News Release dated November 6, 2024 titled “IsoEnergy Summer Drilling Intersects Multiple Areas of Radioactivity Highlighting the Prospectivity of the Larocque Trend”
99.22	News Release dated October 22, 2024
99.23	Material Change Report dated October 11, 2024
99.24	Arrangement Agreement dated October 1, 2024
99.25	News Release dated August 30, 2024
99.26	News Release dated August 15, 2024
99.27	News Release dated August 7, 2024
99.28	Management’s Discussion and Analysis for the three and six months ended June 30, 2024 and 2023
99.29	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2024 and 2023

99.30	News Release dated July 22, 2024
99.31	News Release dated July 4, 2024
99.32	Annual Information Form for the year ended December 31, 2023
99.33	News Release dated June 28, 2024
99.34	NI 43-101 Technical Report filed June 27, 2024
99.35	News Release dated June 21, 2024
99.36	Certificate of Continuance dated June 20, 2024
99.37	Bylaw No. 1 dated June 20, 2024 and filed on SEDAR+ on June 21, 2024
99.38	News Release dated June 4, 2024
99.39	Omnibus Long-Term Incentive Plan dated April 16, 2024
99.40	Management’s Discussion and Analysis for the three months ended March 31, 2024 and 2023
99.41	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2024 and 2023
99.42	News Release dated May 6, 2024
99.43	News Release dated April 29, 2024
99.44	News Release dated April 25, 2024
99.45	Management Information Circular dated April 25, 2024 with respect to the annual general and special meeting of shareholders held on May 22, 2024
99.46	Management’s Discussion and Analysis for the years ended December 31, 2023 and 2022
99.47	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022
99.48	News Release dated February 29, 2024
99.49	Material Change Report dated February 20, 2024
99.50	Business Acquisition Report dated February 15, 2024
99.51	Material Change Report dated January 24, 2024
99.52	News Release dated January 15, 2024
99.53	Consent of KPMG LLP
99.54	Consent of Mark B. Mathisen, C.P.G.
99.55	Consent of Dean T. Wilton, PG, CPG, MAIG
99.56	Consent of Dan Brisbin, P.Geo., Ph.D.
99.57	Consent of Darryl Clark, P.Geo.